ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

March 2, 2017

VIA EDGAR

Marianne Dobelbower, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	FS Energy Total Return Fund
(File Nos. 333-214232 and 811-23205)

Dear Ms. Dobelbower:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as the prospective distributor of the securities covered by the above-captioned Registration Statement, hereby joins in the request of FS Energy Total Return Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement may become effective by 12:00 p.m., Washington, D.C. time, on Monday, March 6, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

ALPS Distributors, Inc.

By:	/s/ Steven B. Price
	Name:	Steven B. Price
	Title:	Senior Vice President and Director of Distribution Services